Fibrocell Science, Inc.
405 Eagleview Boulevard
Exton, Pennsylvania 19341

August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Irene Paik

Re:    Fibrocell Science, Inc.
Registration Statement on Form S-1(File No. 333-226397)
Filed July 27, 2018
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fibrocell Science, Inc. hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 8, 2018, at 4:00PM Eastern Time, or as soon thereafter as is practicable.
Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

FIBROCELL SCIENCE, INC.

By:     /s/ John M. Maslowski
Name:     John M. Maslowski

Title:	President and Chief Executive Officer